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                               December 16, 2020

       Paul Lundstrom
       Chief Financial Officer
       AEROJET ROCKETDYNE HOLDINGS, INC.
       222 N. Pacific Coast Hwy
       Suite 500
       El Segundo, CA 90245

                                                        Re: AEROJET ROCKETDYNE
HOLDINGS, INC.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed on February
19, 2020
                                                            File No. 1-01520

       Dear Mr. Lundstrom:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed February 19, 2020

       General

   1. We note that your forum selection provision, in section tenth of your Certificate of
                                                        Incorporation filed as
exhibit 3.3, identifies the Court of Chancery of the State of
                                                        Delaware as the
exclusive forum for certain litigation, including any    derivative action.
                                                        Please disclose whether
this provision applies to actions arising under the Securities Act or Exchange Act. In
that regard, we note that Section 27 of the Exchange Act creates exclusive federal
jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or
the rules and regulations thereunder, and Section 22 of the
                                                        Securities Act creates
concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also state that there is
uncertainty as to whether a court would enforce such provision and that investors cannot waive
compliance with the federal securities laws and the rules and
 Paul Lundstrom
AEROJET ROCKETDYNE HOLDINGS, INC.
December 16, 2020
Page 2
         regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-
3345 with any questions.



FirstName LastNamePaul Lundstrom          Sincerely,
Comapany NameAEROJET ROCKETDYNE HOLDINGS, INC.
                                          Division of Corporation Finance
December 16, 2020 Page 2                  Office of Manufacturing
FirstName LastName